Exhibit 99.1

NOTICE OF OUR ANNUAL MEETING TO BE HELD ON WEDNESDAY MAY 24, 2017

You are invited to our 2017 annual meeting:
When
Wednesday, May 24, 2017
 2:00 pm MST
Where
Hyatt Regency, Imperial Ballroom
700 Centre Street SE
 Calgary, Alberta
Your vote matters
If you held Crescent Point common shares on April 11, 2017, you are entitled to receive notice of and to vote at this meeting.

 The business of the meeting is to:
1.	Receive and consider the financial statements for the year ended December 31, 2016, together with the auditor's report;
2.	Fix the number of directors to be elected at ten;
3.	Elect directors for the coming year or until their successors are duly elected or appointed;
4.	Appoint the auditors for the coming year and to authorize the directors to fix their compensation for 2017;
5.	Approve an advisory resolution to accept our approach to executive compensation; and
6.	Transact other business as may properly be brought forward.

If you are unable to attend the meeting in person, you are able to vote by proxy. See the ‘Solicitation of Proxies’ section for information.
You can access our 2016 financial statements, annual report and other documents and information online:
-	www.crescentpointenergy.com
-	www.sedar.com (SEDAR)
-	www.sec.gov/edgar.shtml (EDGAR)

By order of the Board of Directors,

Scott Saxberg
 Director, President and Chief Executive Officer
Calgary, Alberta
 April 11, 2017

Crescent Point Energy Corp. | 2017 | Information Circular – Proxy Statement
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